

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 15, 2009

Mr. Gary A. Weber
Vice President Finance and Chief Financial Officer
Synthetech, Inc.
1290 Industrial Way, P.O. Box 646
Albany, OR 97321

> **RE:** **Form 10-K for the fiscal year ended March 31, 2008**
> **Forms 10-Q for the periods ended June 30, 2008, September 30, 2008**
> **and December 31, 2008**
> **File No. 0-12992**

Dear Mr. Weber:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief